January 25, 2007
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Adam Phippen

Re:	Comment Letter dated January 16, 2007 Pacific Sunwear of California, Inc.
This document is written in response to the comment letter we received from you on January 16, 2007. For your convenience, we have included each of your inquiries in italics herein with our detailed responses following each item. We acknowledge the following in providing this response:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	We understand that staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to our filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
FORM 10-K FOR FISCAL YEAR ENDED JANUARY 28, 2006
Controls and Procedures, page 23
1.	We note that you state that your disclosure controls and procedures were designed to provide reasonable assurance that information required to be disclosed in your periodic reports filed with the Commission is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms. Please revise in future filings to clarify and confirm in your response for this period and subsequent quarterly periods, if true, that your disclosure controls and procedures are also designed to provide reasonable assurance that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Please also revise in future filings to clearly state and confirm in your response for this period and subsequent quarterly periods, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Please refer to Exchange Act Rule 13a-15(e) and to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

As requested, we will revise all future periodic filings on Forms 10-K and 10-Q to include language regarding our conclusion regarding the effectiveness of our disclosure controls and procedures in a form substantially similar to that set forth below. Proposed revisions are underlined for ease of review.
“Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). These disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in its periodic reports filed with the Commission is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms. Our disclosure controls and procedures are also designed to provide reasonable assurance that information required to be disclosed in the periodic reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, in order to allow timely decisions regarding required disclosures. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of January 28, 2006.”
We further hereby confirm, as requested, that our disclosure controls and procedures were, as described above, effective at a reasonable assurance level as of January 28, 2006, April 29, 2006, July 29, 2006, and October 28, 2006.
Revenue Recognition, page F-9
2.	Please tell us how you estimate gift card breakage and whether you recognize breakage upon sale of gift cards or over the term of your performance obligation and your basis in GAAP for doing so. Please also tell us whether your gift cards are redeemable for cash and carry expiration dates and what consideration you give to the escheat laws of the states in which you operate. In addition, please tell us the amount of breakage recognized for each year presented and how breakage is classified in your financial statements. Finally, please provide us with the historical evidence supporting your estimates of breakage for each year presented and that demonstrates that your estimates are based on a large population of homogeneous transactions.
We estimate gift card breakage based on our own historical redemption data. We have sales and aging data on gift card sales going back to August 1999 when we first began selling gift cards. Historical life-to-date data regarding our gift card program is as follows:
•	Total gift card sales of approximately $120 million (about 3 million transactions) through October 28, 2006

•	86.3% of gift card sales are redeemed within 6 months, 13.7% are unredeemed.

•	91.0% of gift card sales are redeemed within 1 year, 9.0% are unredeemed.

•	93.0% of gift card sales are redeemed within 2 years, 7.0% are unredeemed.

•	93.3% of gift card sales are redeemed within 3 years, 6.7% are unredeemed.

•	93.2% of gift card sales are redeemed within 4 years, 6.8% are unredeemed.

•	92.6% of gift card sales are redeemed within 5 years, 7.4% are unredeemed.
It is important to note that not all gift cards are issued for the same dollar amount and not all cards are 100% redeemed when redemption occurs. The percentage of gift card sales left unredeemed is dependent upon the original value of the gift cards sold and the weighted unredeemed balances of those cards at any point in time.
Our data suggests that approximately 7% of gift card sales remain unredeemed beyond 24 months from original issuance. As a result, under a FAS 5 methodology, we reduce the gift card liability for those balances that have aged 24 months from original issuance and reclassify that amount to net sales since it does not appear, based on our historical redemption data, that the balances remaining after 24 months change materially for any longer period of time (i.e., redemption has become remote). We have continually monitored our aging data on a monthly basis and will continue to do so in the future. Our gift cards are redeemable for cash, do not carry expiration dates, and do not lose value over periods of inactivity.
We have given consideration to escheatment in determining our breakage recognition policy. We are, and have been since our formation, domiciled in California. Under California law, gift cards without expiration dates are exempt from escheat. We have considered and do not believe that we have any legal obligation to escheat gifts cards to any other state based on the priority rules for escheatment addressed in the U.S. Supreme Court case, Texas v. New Jersey. We have never experienced a claim by any state for escheatment of unused gift cards.
As a percentage of net sales, gift card breakage was 0.03% ($0.3 million) for the nine months ended October 28, 2006, 0.08% ($1.2 million) for fiscal 2005, 0.19% ($2.4 million) for fiscal 2004 and 0.39% ($4.0 million) for fiscal 2003. We currently expect the breakage amount for the full 2006 fiscal year to be equivalent to that of fiscal 2005. We have concluded that these amounts are immaterial to the financial statements under the materiality guidelines set forth in SAS No. 100. Accordingly, we have not previously disclosed the dollar amount of breakage in our filings due to concluding that such disclosure does not provide a reader with quantitatively or qualitatively material information.
Prior to the quarter ended October 28, 2006, breakage was reported in selling, general and administrative expenses (SG&A). During the quarter ended October 28, 2006, as a result of our quarterly evaluation of our existing disclosures and review of the variety of approaches to breakage among other retailers, we changed our classification of breakage into net sales to align its reporting more closely with what we viewed as industry best practice. This presentation represented a change to SG&A and net sales of approximately

$122,000 for the quarter ended October 28, 2006. Due to the relative immateriality of the amounts in prior periods, we chose to apply our revised classification prospectively only as we did not see this change as being relevant, either quantitatively or qualitatively, to prior periods.
3.	In future filings, please provide more detailed disclosures regarding your accounting policies for estimating, recognizing and classifying gift card breakage. Also, to the extent that breakage is a material source of income, please disclose the amount of breakage for each year presented.
As noted above, we do not consider breakage to be material to our overall operations and, accordingly, do not believe that disclosing specific breakage data provides a reader with any quantitatively or qualitatively material information. However, as part of our own internal review of our disclosures, we did expand our discussion regarding our gift card breakage policies within our revenue recognition policy statement in our 10-Q for the third quarter ended October 28, 2006 under “Critical Accounting Policies” within MD&A on page 14 as follows:
“We record the sale of gift cards as a current liability and recognize a sale when a customer redeems a gift card. The amount of the gift card liability is determined taking into account our estimate of the portion of gift cards that will not be redeemed or recovered (“gift card breakage”). Gift card breakage is recognized as revenue after 24 months, at which time the likelihood of redemption is considered remote based on our historical redemption data.”
We will continue to make substantially similar disclosure in future periodic reports and, in the event gift card breakage in the future represents a material source of income, we will make disclosure of that information.
FORM 10-Q FOR FISCAL QUARTER ENDED OCTOBER 28, 2006
4.	Please address the comments above in your interim filings, as applicable.
As noted above, we will revise all future filings to incorporate the changes noted above, as applicable.
Note 2. Summary of Significant Accounting Policies — Segment Reporting, page 9
5.	We note that e-commerce is no longer identified as a separate operating segment. Please tell us why. In doing so, please refer to paragraph 10 of SFAS 131.
Our chief executive officer, who is our chief operating decision maker (CODM), decided during the first quarter of fiscal 2006 that he did not view e-commerce as anything more than another “store” within the PacSun and demo operating segments that sold the same merchandise as our PacSun and demo mall-based stores. Due to the fact that e-commerce sales have never exceeded 1.4% of total sales for any reporting period, and we do not anticipate that it would increase substantially as a percentage of sales or that we would invest significant additional resources in e-commerce in the future, we ceased to provide specific, stand-alone e-commerce financial information to our CODM. As our CODM was no longer receiving or reviewing specific, stand-alone e-commerce reporting, we ceased to identify e-commerce as a separate operating segment (paragraph 10b of SFAS 131).
6.	We also note that you changed the composition of your reportable segments and your measurement of segment profit or loss. Please tell us the changes in the structure of your organization that caused the composition of your reportable segments to change. Also, please revise your Form 10-Q for the fiscal quarter ended October 28, 2006 to disclose the following:
•	A description of the differences from your last annual report in the basis of segmentation and measurement of segment profit and loss;

•	Total assets of each segment;

•	A reconciliation of total contribution margin to consolidated income before income taxes;

•	Corresponding restated segment data for the comparable prior periods where practicable; and

•	Whether you restated the corresponding items of segment data for the comparable prior periods.
In addition, if segment information for earlier periods is not restated, please disclose segment information for the current periods under both the old basis and the new basis of segmentation unless it is impracticable to do so. To the extent the presentation of segment information for the current periods under both the old basis and the new basis of segmentation is impracticable, please tell us why. Please refer to paragraphs 33-35 of SFAS 131. Please also note that we would expect you to comply with the disclosure requirements of SFAS 131 in your next annual report.
In addition to the CODM decision noted in our response to comment number 5 above, there were two key business developments that brought about our decision to change the composition and disclosure of our reportable segments for fiscal 2006. First, our profit performance has not met our initial expectations for fiscal 2006, particularly for our demo concept. Second, we launched a new store concept, One Thousand Steps, in April 2006. Based on demo’s current year performance not meeting expectations and the launch of the new concept, we no longer viewed our operating segments as having similar economic characteristics as we had in the past. We had previously believed that the performance of the demo segment would continue its convergence with the performance of the PacSun segment in terms of revenue trends, gross margins and private label penetration. However, with the less favorable than expected performance of our business in fiscal 2006, we were no longer experiencing the convergence that we had originally anticipated and felt that providing broader information with regard to the three reportable segments would represent improved disclosure. We therefore discontinued aggregating our four operating segments into one reportable segment and began reporting three reportable segments (PacSun, demo, One Thousand Steps). PacSun and Outlet continue to be aggregated due to their similar economic characteristics and other aggregation criteria as noted in SFAS 131 paragraph 17 (i.e., similar revenue trends, typically less than one percent difference in gross margins, same merchandise sold, same vendors, similar customer base, same distribution). In updating our segment disclosure, we inadvertently overlooked the requirements of paragraphs 33-35 of SFAS 131 which call for restatement of prior period data in the updated composition and discussion of the changes. We propose in future filings, beginning with our upcoming 10-K for the fiscal year ending February 3, 2007, to provide financial statement disclosure similar in content to the following:
“Segment Reporting – The Company operates exclusively in the retail apparel industry in which the Company distributes, designs and produces clothing, accessories, footwear and related products catering to the teenage/young adult demographic through primarily mall-based retail stores. The Company has identified four operating segments (PacSun, PacSun Outlet, demo, and One Thousand Steps) as defined by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information.” E-commerce operations for PacSun and demo are included in their respective operating segments. The four operating segments have been aggregated into three reportable segments (PacSun, demo and One Thousand Steps). Information for the first nine months of each of fiscal 2006 and 2005 concerning each of the three reportable segments is set forth below (all amounts in thousands except number of stores):

			One
As of or for the Nine Months			Thousand
Ended October 28, 2006:	PacSun	demo	Steps	Corporate	Total
Net Sales	$855,402	$130,790	$2,804	n/a	$988,996
% of Total Sales	86%	13%	0%	n/a	100%
Comparable Store Sales %	(4.6)%	(6.9)%	n/a	n/a	(4.9)%
Income before Income Taxes	$148,341	$(1,547)	$(2,007)	$(95,499)	$49,288
Total Assets	$453,204	$115,214	$15,577	$192,004	$775,999
Number of Stores	945	215	9	n/a	1,169
Total Square Footage	3,582	603	24	n/a	4,209

			One
As of or for the Nine Months			Thousand
Ended October 29, 2005:	PacSun	demo	Steps	Corporate	Total
Net Sales	$844,598	$121,942	n/a	n/a	$966,540
% of Total Net Sales	87%	13%	n/a	n/a	100%
Comparable Store Sales %	4.0%	1.5%	n/a	n/a	3.7%
Income before Income Taxes	$202,299	$8,047	n/a	$(82,988)	$127,358
Total Assets	$422,846	$101,437	—	$248,816	$773,099
Number of Stores	891	193	n/a	n/a	1,084
Total Square Footage	3,304	524	n/a	n/a	3,828
In the tables above, the “PacSun” reportable segment includes operations of PacSun stores, PacSun Outlet stores and PacSun e-commerce. The “demo” reportable segment includes operations of demo stores and demo e-commerce (demo internet sales began in June 2005). The “One Thousand Steps” reportable segment includes operations solely of One Thousand Steps stores. The “Corporate” column is presented solely to allow for reconciliation of store operations and total asset amounts to consolidated income before income taxes and total assets. Segment operational results include only net sales, merchandise gross margins, and direct store expenses with no allocation of corporate overhead, distribution, or merchandising costs.
We updated our disclosure of segments in the current year to include three reportable segments due to the launch of our new store concept, One Thousand Steps, in April 2006 and also due to the poor profit performance of the demo concept during fiscal 2006. Prior year data has been restated to present all three reportable segments in the updated disclosure format.”
We do not believe amending our third quarter report on Form 10-Q to add the foregoing information will add any material financial or other information to, or enhance an understanding of, the disclosures we have previously made concerning our segments or overall company performance. In light of that, we respectfully request that we be permitted to provide such disclosure in our future filings commencing with our annual report on Form 10-K for the year ending February 3, 2007 (our next periodic filing), which will be filed on or before April 4, 2007.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Results of Operations”, page 15
7.	Please revise your Form 10-Q for the fiscal quarter ended October 28, 2006 to include a discussion and analysis of net sales and contribution margin of each reportable segment. Refer to Item 303(a) of Regulation S-K.
We note the staff’s comment and respectfully advise the staff that we believe our previous disclosure contained in our quarterly report on Form 10-Q for the quarter ended October 28, 2006 adequately addresses the performance of our reportable segments. Specifically, within the “Net Sales” section of the “Results of Operations” component of our MD&A at pages 16 and 17 of that report, we provided specific discussion of PacSun and demo comparable store sales results and product categories of strength and weakness in sales for these reportable segments. We did not do so for One Thousand Steps as it is a new concept test of only 9 stores out of our total of 1,169 stores. We did not view it then or now as a material contributor to our overall company performance. We did include a specific discussion of our initial contribution margin expectations for One Thousand Steps in the “Segment Reporting” section of Note 2 to the financial statements.
During fiscal 2006, both PacSun and demo have experienced negative same store sales results, increased markdown rates, and deleveraging of operating expenses. These facts are disclosed on a combined basis at page 17 of the referenced 10-Q in the MD&A discussion under the captions “Gross Margin” and “Selling, General, and Administrative Expenses.” We believe that this disclosure is appropriate as both of the principal reportable segments (PacSun and demo) were experiencing negative same store sales results, higher markdowns, and deleveraging of significant expense categories due to negative same store sales. In addition, the table within the “Segment Reporting” section of Note 2 to the financial statements specifies the contribution margin of each reportable segment for fiscal 2006 through October 28, 2006.
Based on these facts, we believe our existing disclosures adequately address what has impacted our business during fiscal 2006 for our PacSun and demo reportable segments. Further, we do not believe that providing specific segmented disclosures in our MD&A is necessary for a reader to clearly understand our current year performance. We respectfully request that we be permitted to provide expanded disclosure in future filings as it becomes appropriate to provide additional information specifically tailored to the performance of an individual segment.
Conclusion
We appreciate the Staff’s comments and review. We request that if you have further comments or questions, please contact Michael Henry, Vice President Controller, at (714) 414-4308 or Gerald Chaney, Chief Financial Officer, at (714) 414-4003. Thank you again for your assistance.
Sincerely,

/s/ MICHAEL L. HENRY Michael L. Henry
Vice President, Controller
Pacific Sunwear of California, Inc.

cc:	Gerald M. Chaney, Pacific Sunwear Chief Financial Officer Robert T. Plesnarski, O’Melveny & Myers LLP